

February 23, 2018

**By E-Mail**

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

      Re:    **ILG, Inc.**
                **Soliciting Materials filed pursuant to Rule 14a-12 by FrontFour Capital Group**
                  **LLC, FrontFour Master Fund, Ltd., FrontFour Opportunity Fund Ltd.,**
                  **FrontFour Capital Corp., Stephen E. Loukas, David A. Lorber, Zachary R.**
                  **George, Michelle Felman, James E. Hyman, Emanuel R. Pearlman and**
                  **Simon M. Turner**
                **Filed on February 21, 2018**
                **File No. 001-34062**

Dear Mr. Wolosky:

      We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1.     Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that "certain social and governance factors are limiting the Board's ability to objectively evaluate such a transaction and represent stockholders' best interests."

2.     You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- Your belief that "the refusal to entertain such a compelling transaction in good faith that could both unlock significant stockholder value while also mitigating risk would call into question the Board's ability to satisfy its fiduciary duties."
- Your belief that "that management and certain members of the Board are entrenched."
- Your belief that the company's board and its members have "biased views and weak governance."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions